As filed with the United States Securities and Exchange Commission on September 19, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTEGRA LIFESCIENCES HOLDINGS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation of Organization)	51-0317849 (IRS Employer Identification No.)

311 Enterprise Drive
Plainsboro, New Jersey 08536
(609) 275-0500
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Richard D. Gorelick, Esq.
Senior Vice President, General Counsel and Secretary
Integra LifeSciences Holdings Corporation
311 Enterprise Drive
Plainsboro, New Jersey 08536
(609) 275-0500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent for Service)

Copy to:
David K. Boston, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

     Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of the Registration Statement as determined by market conditions and other factors.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

			Proposed Maximum	Proposed Maximum
Title of Each Class of Securities to			Offering Price Per	Aggregate Offering	Amount of
be Registered	Amount to be Registered		Share(1)	Price(1)	Registration Fee
Common stock, par value $.01 per share	2,539,928	(2)(3)	$49.75	$126,361,418	$3,879.30

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Act”), based upon the average of the high and low prices of the common stock reported by the NASDAQ Global Select Market on September 14, 2007.

(2)	All of the shares of common stock being registered hereby may be offered for the accounts of the selling stockholders who acquired the shares of common stock in a private transaction.

(3)	This number represents the number of shares of common stock that may be issuable upon conversion of our 2.375% Senior Convertible Notes due 2012 (the “notes”) pursuant to the terms thereof at the initial conversion rate of 15.3935 shares per $1,000 principal amount of notes. In addition, pursuant to Rule 416 of the Act, there is also being registered hereunder such number of additional shares of common stock as may be issued to the selling stockholder because of any future stock dividends, stock distributions, stock splits and similar capital readjustments, including those contained in the indenture governing the notes, or upon the conversion of the notes in connection with certain fundamental changes, as set forth in the indenture governing the notes.

PROSPECTUS
2,539,928 Shares
INTEGRA LIFESCIENCES HOLDINGS CORPORATION
Common Stock

     In June 2007, we issued $165,000,000 aggregate principal amount of our 2.375% Senior Convertible Notes due 2012 (the “notes”) in a private offering. Under certain circumstances, we may issue shares of our common stock, par value $.01 per share, upon the conversion of the notes. In those circumstances, the recipients of such common stock, whom we refer to as the selling stockholders, may use this prospectus to offer and resell from time to time the shares of common stock issued to them upon the conversion of the notes. Additional selling stockholders may be named by future prospectus supplements.
     The registration of the shares of our common stock covered by this prospectus does not necessarily mean that any of the selling stockholders will convert their notes into our common stock, or that any shares of our common stock received upon conversion of the notes will be sold by the selling stockholders.
     The selling stockholders may sell none, some or all of the shares offered by this prospectus. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
     Our common stock is listed on the NASDAQ Global Select Market under the symbol “IART.” On September 17, 2007, the last reported sales price for our common stock was $49.01 per share.
     Investing in our common stock involves risks. See “Risk Factors” on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS IS DATED SEPTEMBER 19, 2007.

     You should read this prospectus together with additional information described under the heading “Where You Can Find More Information and Incorporation by Reference.” You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, as well as the information we have previously filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.
     Unless the context otherwise requires, the terms “we,” “our,” “us,” “Company” and “Integra” refer to Integra LifeSciences Holdings Corporation, a Delaware corporation, and its subsidiaries.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are subject to a number of risks, uncertainties and assumptions about us including, among other things:
•	general economic and business conditions, both nationally and in our international markets;

•	our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

•	anticipated trends in our business;

•	existing and future regulations affecting our business;

•	our ability to obtain additional debt and equity financing to fund capital expenditures and working capital requirements and acquisitions;

•	physicians’ willingness to adopt our recently launched and planned products, third-party payors’ willingness to provide reimbursement for these products and our ability to secure regulatory approval for products in development;

•	our ability to maintain a steady source of supply of raw materials and components used in our products;

•	initiatives launched by our competitors;

•	our ability to protect our intellectual property, including trade secrets;

•	our ability to complete acquisitions, integrate operations post-acquisition and maintain relationships with customers of acquired entities; and

•	other risk factors described in the section entitled “Risk Factors” in this prospectus.
     You can identify these forward-looking statements by forward-looking words such as “believe,” “may,” “could,” “might,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” and similar expressions in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. You should read carefully the section of this prospectus under the heading “Risk Factors” beginning on page 5.

ABOUT INTEGRA LIFESCIENCES HOLDINGS CORPORATION
     Integra is a market-leading, innovative medical device company focused on helping the medical professional enhance the standard of care for patients. Integra provides customers with clinically relevant, innovative and cost-effective products that improve the quality of life for patients. We focus on cranial and spinal procedures, peripheral nerve repair, small bone and joint injuries, and the repair and reconstruction of soft tissue.
Business
     Our distribution channels include two direct sales organizations (Integra NeuroSciences and Integra Reconstructive Surgery), a network of dealers managed by, and selling in concert with, a direct sales organization (acute and alternate site surgical instruments and lighting) and strategic alliances. We have direct sales forces in the United States. Outside of the United States, we sell our products directly through sales representatives in major European markets and through stocking distributors elsewhere. We invest substantial resources and management effort to develop our sales organizations, and we believe that we compete very effectively in this aspect of our business.
     We present revenues in two categories: Neurosurgical and Orthopedic Implants and Medical Surgical Equipment. Our Neurosurgical and Orthopedic Implants product group includes dural grafts that are indicated for the repair of the dura mater, dermal regeneration and engineered wound dressings, implants used in small bone and joint fixation, repair of peripheral nerves, and hydrocephalus management, and implants used in bone regeneration and in guided tissue regeneration in periodontal surgery. Our Medical Surgical Equipment product group includes ultrasonic surgery systems for tissue ablation, cranial stabilization and brain retraction systems, instrumentation used in general, neurosurgical, spinal and plastic and reconstructive surgery and dental procedures, systems for the measurement of various brain parameters, and devices used to gain access to the cranial cavity and to drain excess cerebrospinal fluid from the ventricles of the brain.
     We manage these product groups and distribution channels on a centralized basis. Accordingly, we report our financial results under a single operating segment — the development, manufacturing and distribution of medical devices.
     We manufacture many of our products in various plants located in the United States, Puerto Rico, France, Germany, Ireland and the United Kingdom. We also manufacture some of our ultrasonic surgical instruments and source most of our hand-held surgical instruments through specialized third-party vendors.
     We believe that we have a particular advantage in the development, manufacture and sale of specialty tissue repair products derived from bovine collagen. Products that contain materials derived from animal sources, including food as well as pharmaceuticals and medical devices, are increasingly subject to scrutiny from the press and regulatory authorities. These products comprised 24% and 27% of total revenues in each of the six months periods ended June 30, 2007 and 2006, respectively. Accordingly, widespread public controversy concerning collagen products, new regulation, or a ban of our products containing material derived from bovine tissue, could have a material adverse effect on our current business and our ability to expand our business.
     Our objective is to continue to build a customer-focused and profitable medical device company by developing or acquiring innovative medical devices and other products to sell through our sales channels. Our strategy therefore entails substantial growth in revenues through both internal means — through launching new and innovative products and selling existing products more intensively — and by acquiring existing businesses or already successful product lines.

     We aim to achieve this growth in revenues while maintaining strong financial results. While we pay attention to any meaningful trend in our financial results, we pay particular attention to measurements that are indicative of long-term profitable growth. These measurements include revenue growth (derived through acquisitions and products developed internally), gross margins on total revenues, operating margins (which we aim to expand on as we leverage our existing infrastructure), and earnings per fully diluted share of common stock.
Corporate Information
     Our principal executive offices are located at 311 Enterprise Drive, Plainsboro, New Jersey 08536 and our telephone number at this location is (609) 275-0500.

RISK FACTORS
     You should carefully consider the following factors as well as other information contained in this prospectus and the documents incorporated by reference herein before deciding to invest in shares of our common stock. These risks include, but are not limited to, the risks described in our Annual Report on Form 10-K for the year ended December 31, 2006, as modified by our subsequent Quarterly Reports on Form 10-Q for the periods ended March 31, 2007 and June 30, 2007, respectively, which reports are incorporated by reference in this prospectus, and any risks that may be described in other filings we make with the Commission.
Risks Related to Our Business
Our operating results may fluctuate.
     Our operating results, including components of operating results, such as gross margin cost of product sales, may fluctuate from time to time, and such fluctuations could affect our stock price. Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include:
•	the impact of acquisitions;

•	the impact of our restructuring activities;

•	the timing of significant customer orders;

•	market acceptance of our existing products, as well as products in development;

•	the timing of regulatory approvals;

•	changes in the rates of exchange between the U.S. dollar and other currencies of foreign countries in which we do business, such as the euro and the British pound;

•	expenses incurred and business lost in connection with product field corrections or recalls;

•	increases in the cost or decreases in the supply of raw materials, including energy and steel;

•	our ability to manufacture our products efficiently; and

•	the timing of our research and development expenditures.
The industry and market segments in which we operate are highly competitive, and we may be unable to compete effectively with other companies.
     The industry and market segments in which we operate are highly competitive, and we may be unable to compete effectively with other companies.
     In general, there is intense competition among medical device companies. We compete with established medical technology companies in many of our product areas. Competition also comes from early-stage companies that have alternative technological solutions for our primary clinical targets, as well as universities, research institutions and other non-profit entities. Many of our competitors have access to greater financial, technical, research and development, marketing, manufacturing, sales, distribution services and other resources than we do. Our competitors may be more effective at implementing their technologies to develop commercial products. Our competitors may be able to gain market share by offering lower-cost products or by offering products that enjoy better reimbursement methodologies from third-party payors, such as Medicare, Medicaid and private healthcare insurance.

     Our competitive position will depend on our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approval for products under development, obtain and maintain reimbursement under Medicare, Medicaid and private healthcare insurance and obtain patent protection. We may need to develop new applications for our products to remain competitive. Technological advances by one or more of our current or future competitors or their achievement of superior reimbursement from Medicare, Medicaid and private healthcare insurance could render our present or future products obsolete or uneconomical. Our future success will depend upon our ability to compete effectively against current technology as well as to respond effectively to technological advances. Competitive pressures could adversely affect our profitability. For example, two of our largest competitors introduced an onlay dural graft matrix during 2004, another large company introduced a duraplasty product in 2006 and others may be preparing to introduce similar products. Competitors have also been developing products to compete with our extremity reconstruction implants. The introduction and market acceptance of such products could reduce the sales, growth in sales and profitability of our duraplasty products.
     Our largest competitors in the neurosurgery markets are the Medtronic Neurosurgery division of Medtronic, Inc., the Codman division of Johnson & Johnson, the Stryker Craniomaxillofacial division of Stryker Corporation and the Aesculap division of B. Braun Medical Inc. In addition, many of our neurosurgery product lines compete with smaller specialized companies or larger companies that do not otherwise focus on neurosurgery. Our competitors in extremity reconstruction include the DePuy division of Johnson & Johnson, Synthes, Inc. and Stryker Corporation, as well as other major orthopedic companies that carry a full line of reconstructive products. We also compete with Wright Medical Group, Inc. in the orthopedic category. In surgical instruments, we compete with V. Mueller, a division of Cardinal Healthcare, as well as Aesculap. In addition, we compete with Codman and many smaller instrument companies in the reusable and disposable specialty instruments markets. Our private-label products face diverse and broad competition, depending on the market addressed by the product. Finally, in certain cases our products compete primarily against medical practices that treat a condition without using a device or any particular product, such as the medical practices that use autograft tissue instead of our dermal regeneration products, duraplasty products and nerve repair products.
Our current strategy involves growth through acquisitions, which requires us to incur substantial costs and potential liabilities for which we may never realize the anticipated benefits.
     In addition to internally generated growth, our current strategy involves growth through acquisitions. Since the beginning of 2004, we have acquired 13 businesses or product lines at a total cost of approximately $349 million.
     We may be unable to continue to implement our growth strategy, and our strategy ultimately may be unsuccessful. A significant portion of our growth in revenues has resulted from, and is expected to continue to result from, the acquisition of businesses complementary to our own. We engage in evaluations of potential acquisitions and are in various stages of discussion regarding possible acquisitions, certain of which, if consummated, could be significant to us. Any new acquisition can result in material transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results. Certain businesses that we acquire may not have adequate financial, disclosure, regulatory or quality controls at the time we acquire them. As we grow by acquisition, we must manage and integrate the new businesses to bring them into our systems for financial, disclosure, legal, regulatory and quality control, realize economies of scale, and control costs. In addition, acquisitions involve other risks, including diversion of management resources otherwise available for ongoing development of our business and risks associated with entering new markets in which our marketing and sales force has limited experience or where experienced distribution alliances are not available. Our future profitability will depend in part upon our ability to develop further our resources to adapt to these new products or business areas and to identify and enter into or maintain satisfactory distribution networks. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. If we cannot integrate acquired operations, manage the cost of providing our products or price our products appropriately, our profitability could suffer. In addition, as a result of our acquisitions of other healthcare businesses, we may be subject to the risk of unanticipated business uncertainties, regulatory matters or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us, for which we may not be able to obtain insurance (or adequate insurance), or for which the indemnification may not be sufficient to cover the ultimate liabilities.

Our future financial results could be adversely impacted by impairments or other charges.
     Since we have grown through acquisitions, we had $174.5 million of goodwill as of June 30, 2007. Under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” we are required to test both goodwill and other indefinite-lived intangible assets for impairment on an annual basis based upon a fair value approach, rather than amortizing them over time. We are also required to test goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce our enterprise fair value below its book value. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and the Use of Estimates — Goodwill and other Intangible Assets” in our Annual Report on Form 10-K for the year ended December 31, 2006.
     SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that we assess the impairment of our long-lived assets, including definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable as measured by the sum of the expected future undiscounted cash flows. As of June 30, 2007, we had $183.8 million of other intangible assets.
     The value of biotechnology and medical device businesses is often volatile, and the assumptions underlying our estimates made in connection with our assessments under SFAS No. 142 or 144 may change as a result of that volatility or other factors outside of our control and may result in impairment charges. The amount of any such impairment charges under SFAS No. 142 or 144 could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken and could have an adverse effect on the market price of our securities, including the notes and the common stock into which they may be converted.
To market our products under development we will first need to obtain regulatory approval. Further, if we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be precluded from marketing our products.
     As a manufacturer and marketer of medical devices, we are subject to extensive regulation by the Food and Drug Administration (the “FDA”) of the U.S. Department of Health and Human Services and other federal governmental agencies and, in some jurisdictions, by state and foreign governmental authorities. These regulations govern the introduction of new medical devices, the observance of certain standards with respect to the design, manufacture, testing, labeling, promotion and sales of the devices, the maintenance of certain records, the ability to track devices, the reporting of potential product defects, the import and export of devices and other matters.

     Our products under development are subject to FDA approval or clearance prior to marketing for commercial use. The process of obtaining necessary FDA approvals or clearances can take years and is expensive and uncertain. Our inability to obtain required regulatory approval on a timely or acceptable basis could harm our business. Further, approval or clearance may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed, warnings that may be required to accompany the product or additional restrictions placed on the sale and/or use of the product. Further studies, including clinical trials and FDA approvals, may be required to gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product. These studies could take years to complete and could be expensive, and there is no guarantee that the results will convince the FDA to approve or clear the additional indication. In addition, for products with an approved Pre-Marketing Approval (PMA), the FDA requires annual reports and may require post-approval surveillance programs to monitor the products’ safety and effectiveness. Results of post-approval programs may limit or expand the further marketing of the product.
     Another risk of application to the FDA relates to the regulatory classification of new products or proposed new uses for existing products. In the filing of each application, we make a judgment about the appropriate form and content of the application. If the FDA disagrees with our judgment in any particular case and, for example, requires us to file a PMA application rather than allowing us to market for approved uses while we seek broader approvals or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or approval might not be granted.
     Approved products are subject to continuing FDA requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events and product recalls, documentation, and labeling and promotion of medical devices.
     The FDA and foreign regulatory authorities require that our products be manufactured according to rigorous standards. These and future regulatory requirements could significantly increase our production or purchasing costs and could even prevent us from making or obtaining our products in amounts sufficient to meet market demand. If we or a third-party manufacturer change our approved manufacturing process, the FDA may require a new approval before that process may be used. Failure to develop our manufacturing capability could mean that, even if we were to develop promising new products, we might not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities, both international and domestic, are also subject to inspections by or under the authority of the FDA. In addition, failure to comply with applicable regulatory requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, cessation of operations and civil and criminal penalties.
     We are also subject to the regulatory requirements of countries outside the United States where we do business. For example, under the European Union Medical Device Directive, all medical devices must meet the Medical Device Directive standards and receive CE Mark Certification. CE Mark Certification requires a comprehensive Quality System program, comprehensive technical documentation and data on the product, which a “Notified Body” in Europe reviews. As a result of an amendment to Japan’s Pharmaceutical Affairs Law that went into effect on April 1, 2005, new regulations and requirements exist for obtaining approval of medical devices, including new requirements governing the conduct of clinical trials, the manufacturing of products and the distribution of products in Japan. Significant resources may be needed to comply with the extensive auditing of and requests for documentation relating to all manufacturing facilities of our company and our vendors by the Pharmaceutical Medical Device Agency and the Ministry of Health, Labor and Welfare in Japan to comply with the amendment to the Pharmaceutical Affairs Law. These new regulations may affect our ability to obtain approvals of new products for sale in Japan.

Certain of our products contain materials derived from animal sources and may become subject to additional regulation.
     Certain of our products, including our dermal regeneration products, duraplasty products, biomaterial products for the spine, nerve and tendon repair products and certain other products, contain material derived from bovine tissue. Products that contain materials derived from animal sources, including food, pharmaceuticals and medical devices, are increasingly subject to scrutiny in the media and by regulatory authorities. Regulatory authorities are concerned about the potential for the transmission of disease from animals to humans via those materials. This public scrutiny has been particularly acute in Japan and Western Europe with respect to products derived from animal sources, because of concern that materials infected with the agent that causes bovine spongiform encephalopathy, otherwise known as BSE or mad cow disease, may, if ingested or implanted, cause a variant of the human Creutzfeldt-Jakob Disease, an ultimately fatal disease with no known cure. Cases of BSE in cattle discovered in Canada and the United States have increased awareness of the issue in North America.
     We take great care to provide that our products are safe and free of agents that can cause disease. In particular, the collagen used in the products that we manufacture is derived only from the deep flexor tendon of cattle less than 24 months old from New Zealand, a country that has never had a case of BSE, or from the United States. We are also qualifying sources of collagen from other countries that are considered BSE-free. The World Health Organization classifies different types of cattle tissue for relative risk of BSE transmission. Deep flexor tendon is in the lowest-risk categories for BSE transmission (the same category as milk, for example), and are therefore considered to have a negligible risk of containing the agent that causes BSE (an improperly folded protein known as a prion). Nevertheless, products that contain materials derived from animals, including our products, may become subject to additional regulation, or even be banned in certain countries, because of concern over the potential for prion transmission. Significant new regulation, or a ban of our products, could have a material adverse effect on our current business or our ability to expand our business.
     Certain countries, such as China, Taiwan and Argentina, have issued regulations that require our collagen products be processed from bovine tendon sourced from countries where no cases of BSE have occurred, and the European Union has requested that our dural replacement products be sourced from bovine tendon sourced from a country where no cases of BSE have occurred. In addition, Japan has issued new regulations regarding medical devices that contain tissue of animal origin. Among other regulations, Japan requires that the tendon used in the manufacture of medical devices sold in Japan originate in a country that has never had a case of BSE. Currently, we purchase our tendon from the United States and New Zealand. We received approval in Japan for the use of New Zealand-sourced tendon in the manufacturing of our products sold in Japan. If we cannot continue to use or qualify a source of tendon from New Zealand or another country that has never had a case of BSE, we will not be permitted to sell our collagen hemostatic agents and products for oral surgery in Japan. We do not currently sell our dural or dermal repair products in Japan.

Lack of market acceptance for our products or market preference for technologies that compete with our products could reduce our revenues and profitability.
     We cannot be certain that our current products or any other products that we may develop or market will achieve or maintain market acceptance. Certain of the medical indications that can be treated by our devices can also be treated by other medical devices or by medical practices that do not include a device. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of use. For example, the use of autograft tissue is a well-established means for repairing the dermis, and it competes for acceptance in the market with the Integra ® Dermal Regeneration Template.
     We cannot be certain that our devices and procedures will be able to replace those established treatments or that either physicians or the medical community in general will accept and utilize our devices or any other medical products that we may develop.
     In addition, our future success depends, in part, on our ability to develop additional products. Even if we determine that a product candidate has medical benefits, the cost of commercializing that product candidate could be too high to justify development. Competitors could develop products that are more effective, achieve more favorable reimbursement status from third-party payors, including Medicare, Medicaid and third-party health insurance, cost less or are ready for commercial introduction before our products. If we are unable to develop additional commercially viable products, our future prospects could be adversely affected.
     Market acceptance of our products depends on many factors, including our ability to convince prospective collaborators and customers that our technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities and at acceptable costs, and to supply and service sufficient quantities of our products directly or through our distribution alliances. In addition, unfavorable reimbursement methodologies, or adverse determinations of third-party payors, including Medicare, Medicaid and third-party health insurance, against our products or third-party determinations that favor a competitor’s product over ours, could harm acceptance or continued use of our products. The industry is subject to rapid and continuous change arising from, among other things, consolidation, technological improvements and the pressure on third-party payors and providers to reduce healthcare costs. One or more of these factors may vary unpredictably, and such variations could have a material adverse effect on our competitive position. We may not be able to adjust our contemplated plan of development to meet changing market demands.
Our intellectual property rights may not provide meaningful commercial protection for our products, potentially enabling third parties to use our technology or very similar technology and could reduce our ability to compete in the market.
     To compete effectively, we depend, in part, on our ability to maintain the proprietary nature of our technologies and manufacturing processes, which includes the ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. We own or have licensed patents that cover aspects of some of our product lines. However, our patents may not provide us with any significant competitive advantage. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patents do not cover. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office, and the approval or rejection of patent applications usually takes approximately two and a half years.

Our competitive position depends, in part, upon unpatented trade secrets which we may be unable to protect.
     Our competitive position also depends upon unpatented trade secrets, which are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that our trade secrets will not be disclosed or that we can effectively protect our rights to unpatented trade secrets.
     In an effort to protect our trade secrets, we require our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements provide that, except in specified circumstances, all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information.
Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.
     We may be sued for infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that their rights are invalid or unenforceable. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity or obtain a license for the proprietary rights involved. Any required license may be unavailable to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive and allow our competitors to access the same technology we license.
     If we fail to obtain a required license or are unable to design our product so as not to infringe on the proprietary rights of others, we may be unable to sell some of our products, and this potential inability could have a material adverse effect on our revenues and profitability.
We may be involved in lawsuits relating to our intellectual property rights and promotional practices, which may be expensive.
     To protect or enforce our intellectual property rights, we may have to initiate or defend legal proceedings, such as infringement suits or interference proceedings, against or by third parties. For example, Codman & Shurtleff, Inc., a division of Johnson & Johnson, commenced an action in May 2006 seeking declaratory relief that its DURAFORM™ product does not infringe our patent covering our duraplasty products and that our patent is invalid and unenforceable. In addition, we may have to institute proceedings regarding our competitors’ promotional practices or defend proceedings regarding our promotional practices. Litigation is costly, and, even if we prevail, the cost of that litigation could affect our profitability. In addition, litigation is time-consuming and could divert management attention and resources away from our business. We may also provoke these third parties to assert claims against us.
It may be difficult to replace some of our suppliers.
     Outside vendors, some of whom are sole-source suppliers, provide key components and raw materials used in the manufacture of our products. Although we believe that alternative sources for many of these components and raw materials are available, any supply interruption in a limited or sole-source component or raw material could harm our ability to manufacture our products until a new or alternative source of supply is identified and qualified. In addition, an uncorrected defect or supplier’s variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture products. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, and our ability to produce and supply our products could be impaired. We believe that these factors are most likely to affect the following products that we manufacture:
•	our collagen-based products, such as the Integra® Dermal Regeneration Template and wound dressing products, the DuraGen® family of products, and our Absorbable Collagen Sponges;

•	our products made from silicone, such as our neurosurgical shunts and drainage systems and hemodynamic shunts; and

•	products which use many different electronic parts from numerous suppliers, such as our intracranial monitors and catheters.

     If we were suddenly unable to purchase products from one or more of these companies, we would need a significant period of time to qualify a replacement, and the production of any affected products could be disrupted. While it is our policy to maintain sufficient inventory of components so that our production will not be significantly disrupted even if a particular component or material is not available for a period of time, we remain at risk that we will not be able to qualify new components or materials quickly enough to prevent a disruption if one or more of our suppliers ceases production of important components or materials.
If any of our manufacturing facilities were damaged and/or our manufacturing or business processes interrupted, we could experience lost revenues and our business could be seriously harmed.
     We manufacture our products in a limited number of facilities. Damage to our manufacturing, development or research facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease development and manufacturing of some or all of our products. In particular, our San Diego, California facility is susceptible to earthquake damage, wildfire damage and power losses from electrical shortages as are other businesses in the Southern California area. Our Anasco, Puerto Rico plant, where we manufacture collagen, silicone and our private-label products, is vulnerable to hurricane, storm and wind damage. Although we maintain property damage and business interruption insurance coverage on these facilities, our insurance might not cover all losses under such circumstances and we may not be able to renew or obtain such insurance in the future on acceptable terms with adequate coverage or at reasonable costs.
     In addition, certain of our surgical instruments have some manufacturing processes performed in Pakistan, which is subject to political instability and unrest, and we purchase a much smaller amount of instruments directly from vendors there. Such instability could interrupt our ability to sell surgical instruments to our customers and could have a material adverse effect on our revenues and earnings. While we are working to develop providers of these services in other countries, we cannot guarantee that we will be completely successful in achieving these relationships. Even if we are successful in establishing these alternative relationships, we cannot guarantee that we will be able to do so at the same level of costs or that we will be able to pass along additional costs to our customers.
     In addition, we began implementing an enterprise business system in 2004, which we intend to use in our facilities. This system, the hosting and maintenance of which we outsource, replaces several systems on which we previously relied and will be implemented in several stages. Currently, we do not have a comprehensive disaster recovery plan for these functions, but we are currently working to implement such a program. We have outsourced our product distribution function in the United States and in Europe. A delay or other problem with the enterprise business system or with our outsourced distribution functions could have a material adverse effect on our operations.

We are exposed to a variety of risks relating to our international sales and operations, including fluctuations in exchange rates, local economic conditions and delays in collection of accounts receivable.
     We generate significant revenues outside the United States in euros, British pounds and in U.S. dollar-denominated transactions conducted with customers who generate revenue in currencies other than the U.S. dollar. For those foreign customers who purchase our products in U.S. dollars, currency fluctuations between the U.S. dollar and the currencies in which those customers do business may have a negative impact on the demand for our products in foreign countries where the U.S. dollar has increased in value compared to the local currency.
     Since we have operations based in Europe and we generate revenues and incur operating expenses in euros and British pounds, we experience currency exchange risk with respect to those foreign currency-denominated revenues and expenses. We also experience currency exchange risk with respect to the yen.
     Currently, we do not use derivative financial instruments to manage operating foreign currency risk. As the volume of our business transacted in foreign currencies increases, we expect to continue to assess the potential effects that changes in foreign currency exchange rates could have on our business. If we believe that this potential impact presents a significant risk to our business, we may enter into derivative financial instruments to mitigate this risk.
     In general, we cannot predict the consolidated effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates.
     Our international operations subject us to customs, import-export, sanctioned country and foreign corrupt practices laws. These laws restrict, and in some cases prohibit, United States companies from directly or indirectly selling goods, technology or services to people or entities in certain countries. These laws also prohibit transactions with certain designated persons.
     Local economic conditions, legal, regulatory or political considerations, the effectiveness of our sales representatives and distributors, local competition and changes in local medical practice could also affect our sales to foreign markets. Relationships with customers and effective terms of sale frequently vary by country, often with longer-term receivables than are typical in the United States.
Changes in the healthcare industry may require us to decrease the selling price for our products or may reduce the size of the market for our products, either of which could have a negative impact on our financial performance.
     Trends toward managed care, healthcare cost containment and other changes in government and private sector initiatives in the United States and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale and/or the prices of our products. For example:
•	major third-party payors of hospital services and hospital outpatient services, including Medicare, Medicaid and private healthcare insurers, annually revise their payment methodologies, which can result in stricter standards for reimbursement of hospital charges for certain medical procedures;

•	Medicare, Medicaid and private healthcare insurer cutbacks could create downward price pressure on our products;

•	recently effected local Medicare coverage determinations will eliminate reimbursement for certain of our matrix wound dressing products in certain regions, negatively affecting our market for these products, and future determinations could eliminate reimbursement for these products in other regions and could eliminate reimbursement for other products;

•	potential legislative proposals have been considered that would result in major reforms in the U.S. healthcare system that could have an adverse effect on our business;

•	there has been a consolidation among healthcare facilities and purchasers of medical devices in the United States who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;

•	we are party to contracts with group purchasing organizations, which negotiate pricing for many member hospitals, that require us to discount our prices for certain of our products and limit our ability to raise prices for certain of our products, particularly surgical instruments;

•	there is economic pressure to contain healthcare costs in domestic and international markets;

•	there are proposed and existing laws, regulations and industry policies in domestic and international markets regulating the sales and marketing practices and the pricing and profitability of companies in the healthcare industry;

•	proposed laws or regulations that will permit hospitals to provide financial incentives to doctors for reducing hospital costs (known as gainsharing) and to award physician efficiency (known as physician profiling) could reduce prices; and

•	there have been initiatives by third-party payors to challenge the prices charged for medical products that could affect our ability to sell products on a competitive basis.
     Both the pressures to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our levels of revenues and profitability of sales.
Regulatory oversight of the medical device industry might affect the manner in which we may sell medical devices.
     There are laws and regulations that govern the means by which companies in the healthcare industry may market their products to healthcare professionals and may compete by discounting the prices of their products. Although we exercise care in structuring our sales and marketing practices and customer discount arrangements to comply with those laws and regulations, we cannot assure you that:
•	government officials charged with responsibility for enforcing those laws will not assert that our sales and marketing practices or customer discount arrangements are in violation of those laws or regulations; or

•	government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation.

     In January 2004, ADVAMED, the principal U.S. trade association for the medical device industry, put in place a model “code of conduct” that sets forth standards by which its members should abide in the promotion of their products. We have in place policies and procedures for compliance that we believe are at least as stringent as those set forth in the ADVAMED Code, and we provide routine training to our sales and marketing personnel on our policies regarding sales and marketing practices. Nevertheless, the sales and marketing practices of our industry have been the subject of increased scrutiny from government agencies, and we believe that this trend will continue.
Our private-label business depends significantly on key relationships with third parties, which we could be unable to establish and maintain.
     Our private-label business depends in part on our entering into and maintaining collaborative or alliance agreements with third parties concerning product marketing, as well as research and development programs. Our most important alliance is our agreement with the Wyeth BioPharma division of Wyeth for the development of collagen matrices to be used in conjunction with Wyeth BioPharma’s recombinant bone protein, a protein that stimulates the growth of bone in humans. The third parties with whom we have entered into agreements might terminate these agreements for a variety of reasons, including developing other sources for the products that we supply. Termination of any of our alliances would require us to develop other means to distribute the affected products and could adversely affect our expectations for the growth of private-label products.
We may have significant product liability exposure and our insurance may not cover all potential claims.
     We are exposed to product liability and other claims in the event that our technologies or products are alleged to have caused harm. We may not be able to obtain insurance for the potential liability on acceptable terms with adequate coverage or at reasonable costs. Any potential product liability claims could exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. Our insurance may not be renewed at a cost and level of coverage comparable to that then in effect.
We are subject to regulatory requirements relating to the use of hazardous substances which may impose significant compliance costs on us.
     Our research, development and manufacturing processes involve the controlled use of certain hazardous materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by the applicable laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any related liability could exceed the limits or fall outside the coverage of our insurance and could exceed our resources. We may not be able to maintain insurance on acceptable terms or at all.
The loss of key personnel could harm our business.
     We believe our success depends on the contributions of a number of our key personnel, including Stuart M. Essig, our President and Chief Executive Officer. If we lose the services of key personnel, those losses could materially harm our business. We maintain key person life insurance on Mr. Essig and two other members of management.

We had a material weakness in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future.
     Management identified a material weakness in our internal control over the review and approval of certain account reconciliations that existed during the quarter ended March 31, 2007. Turnover in our finance department was a contributor to the material weakness noted. Remediation of this weakness had not yet been completed, and therefore this material weakness continued to exist as of June 30, 2007.
     While we aim to work diligently to ensure a robust accounting system that is devoid of significant deficiencies and material weaknesses, given the growth of our business through acquisitions and the complexity of the accounting rules, we may, in the future, identify additional significant deficiencies or material weaknesses in our disclosure controls and procedures and internal control over financial reporting. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated under Section 404. The existence of a material weakness could result in errors in our financial statements that could result in a restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.
The accounting method for our convertible debt securities may be subject to change.
     In July 2007, the Financial Accounting Standards Board (“FASB”) voted unanimously to reconsider the current accounting for convertible debt securities that requires or permits settlement in cash either in whole or in part upon conversion (“cash settled convertible debt securities”), which includes our convertible debt securities. Under a potential FASB proposal for a method of accounting that would be applied retroactively, the debt and equity components of such a security would be bifurcated and accounted for separately in a manner that reflects the issuer’s economic interest cost. While the effect on us of this expected proposal cannot be quantified unless and until the FASB finalizes its guidance, under this proposal, we could recognize higher interest on these securities at effective rates more comparable to what we would have incurred had we issued nonconvertible debt with otherwise similar terms. Therefore, if the expected proposed method of accounting for cash settled convertible debt securities is adopted by the FASB as described above, it would have an adverse impact on our past and future reported financial results. In addition, any other change that could affect the accounting for convertible securities, including any changes in generally accepted accounting principles in the United States, could have an adverse impact on our reported or future financial results.
Risks Relating to Our Common Stock
We have not paid any cash dividends on our common stock since our formation.
     We have not paid any cash dividends on our common stock since our formation. Our credit facility limits the amount of dividends that we may pay. Any future determinations to pay cash dividends on the common stock will be at the discretion of our board of directors and will depend upon our results of operations and financial condition and other factors deemed relevant by the board of directors. If we do not pay cash dividends in the future, you may not receive a return on your investment in our common stock through the payment of dividends and you may not realize a return on your investment even if you sell your shares. As a result, you may not be able to resell your shares at or above the price you paid for them. In addition, an absence of dividends could reduce our attractiveness to investors, which could depress the price of the notes or our common stock.

We may issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.
     The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders’ equity interests in us. We are authorized to issue, without further stockholder approval, 15,000,000 shares of preferred stock, par value $.01 per share, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. In addition, we are authorized to issue, without further stockholder approval, up to 60,000,000 shares of common stock, par value $.01 per share, of which approximately 26,291,549 shares were outstanding as of September 14, 2007. We are also authorized to issue, without further stockholder approval, securities convertible into either common stock or preferred stock.
Our major stockholders could make decisions adverse to your interests.
     As of September 7, 2007, our directors and executive officers and affiliates of certain directors beneficially owned or controlled approximately 38% of our outstanding voting securities and generally have significant influence over the election of all directors, the outcome of any corporate action requiring stockholder approval, and other aspects of the business. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. This significant influence could preclude any unsolicited acquisition of Integra and consequently adversely affect the market price of our common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders named herein.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
     The following unaudited pro forma financial information is based on our consolidated financial statements, adjusted to give effect to the following transactions:
•	The closing of the acquisition of Miltex, Inc. from American Securities Capital Partners, L.P., on May 12, 2006;

•	The issuance of the notes in the aggregate principal amount of $165.0 million;

•	The issuance of the 2.75% Senior Convertible Notes due 2010 (the “2010 notes”) in the aggregate principal amount of $165.0 million;

•	The payment of approximately $7.6 million of fees and expenses in connection with the issuance of the notes and the 2010 notes; and

•	The repayment of $100.0 million of borrowings under our credit facility with the proceeds of the issuance of the notes and the 2010 notes.
     The unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2006 and the six months ended June 30, 2007 give effect to the above transactions as if they had occurred on January 1, 2006.
     Preparation of the pro forma financial information was based on assumptions deemed appropriate by our management. The pro forma financial information is unaudited and does not purport to be indicative of the results which actually would have occurred if the above transactions had been consummated as described above, nor does it purport to represent the future financial position and results of operations for future periods.

Integra LifeSciences Holdings Corporation
Pro Forma Combined Income Statement
For the Six Months Ended June 30, 2007
amounts in thousands

	As Reported	Pro Forma Adjustments			Pro Forma

		A	B	C
Total Revenue	$257,799				$257,799

Costs and Expenses:
Cost of product revenues	101,385				101,385
Research and development	12,299				12,299
Sales, general and administrative	104,085				104,085
Intangible asset amortization	6,632				6,632

Total costs and expenses	224,401	—	—	—	224,401

Operating Income	33,398	—	—	—	33,398

Interest income	860				860
Interest (expense)	(6,033)	2,920	(3,759)	(899)	(7,771)
Other income (expense), net	96				96

Income before taxes	28,321	2,920	(3,759)	(899)	26,583

Income tax expense (benefit)	9,905	1,022	(1,315)	(315)	9,297

Net Income	$18,416	$1,898	$(2,444)	$(584)	$17,286

Basic net income per share	0.65				0.61
Diluted net income per share	0.61				0.57

Weighted average common shares outstanding:
Basic	28,371				28,371
Diluted	30,189				30,189

A	This adjustment eliminates interest expense associated with the line of credit facility that was repaid with the proceeds of the private placements of the notes and the 2010 notes, net of income taxes at the Company’s historical statutory rate.

B	This adjustment reflects the net increase in interest expense associated with the notes and the 2010 notes totaling $330 million at rates of 2.375% and 2.75% net of income taxes at the Company’s historical statutory rate.

C	This adjustment reflects the net increase in the amortization of bond issuance costs totaling $7.6 million over the lives of the notes and the 2010 notes, net of income taxes at the Company’s historical statutory rate.

Integra LifeSciences Holdings Corporation
Pro Forma Combined Income Statement
For the Year Ended December 31, 2006
amounts in thousands

	As Reported	Pro Forma Adjustments				Pro Forma

		A	B	C	D
Total Revenue	$419,297	$22,677				$441,974

Costs and Expenses:
Cost of product revenues	168,314	12,978				181,292
Research and development	25,732	—				25,732
Sales, general and administrative	157,706	5,125				162,831
Intangible asset amortization	8,801	933				9,734

Total costs and expenses	360,553	19,036	—	—	—	379,589

Operating Income	58,744	3,641	—	—	—	62,385

Interest income	2,194	(437)				1,757
Interest (expense)	(10,620)	(2,335)	3,653	(8,456)	(2,023)	(19,781)
Other income (expense), net	(2,010)	(3,543)				(5,553)

Income before taxes	48,308	(2,674)	3,653	(8,456)	(2,023)	38,808

Income tax expense (benefit)	18,901	(1,001)	1,425	(3,298)	(789)	15,238

Net Income	$29,407	$(1,673)	$2,228	$(5,158)	$(1,234)	$23,570

Basic net income per share	1.00					0.87
Diluted net income per share	0.97					0.77

Weighted average common shares outstanding:
Basic	29,300					27,175	(E)
Diluted	32,747					30,622	(E)

A	This adjustment reflects the inclusion of the operations of Miltex for the pre-acquisition period of January 1 - May 11, 2006 based on the actual results of Miltex, plus the impact of pro-forma adjustments for (1) incremental depreciation expense due to a step up in the basis of fixed assets to their fair value; (2) the change in intangible asset amortization expense as a result of the intangible assets recorded in connection with the purchase of Miltex; (3) the decrease in interest income earned by the Company due to the use of interest bearing investments to fund a portion of the purchase price of Miltex; and (4) the tax impact of each of these adjustments at the Company’s historical statutory rate.

B	This adjustment eliminates interest expense associated with the line of credit facility that was repaid with the proceeds of the private placements of the notes and the 2010 notes, net of income taxes at the Company’s historical statutory rate.

C	This adjustment reflects the increase in interest expense associated with the notes and the 2010 notes totaling $330 million at rates of 2.375% and 2.75% net of income taxes at the Company’s historical statutory rate.

D	This adjustment reflects the increase in the amortization of bond issuance costs totaling $7.6 million over the lives of the notes and the 2010 notes, net of income taxes at the Company’s historical statutory rate.

E	Part of the proceeds of the private placements of the notes and the 2010 notes was used to repurchase $75 million of the Company’s common stock (approximately 2.1 million shares). The reduction of the basic and diluted common shares outstanding reflects the impact of the stock repurchases as if they occurred on January 1, 2006 at the Company’s opening share price on such date.

PRICE RANGE OF COMMON STOCK
     Our common stock trades on the NASDAQ Global Select Market under the symbol “IART.” The following table sets forth, for the periods indicated, the high and low sale prices for our common stock. On September 17, 2007, the last reported sale price for our common stock was $49.01 per share.

Quarter Ended	High	Low

September 30, 2007 (through September 17, 2007)	$51.46	$46.08

June 30, 2007	$52.85	$44.99

March 31, 2007	$46.08	$40.15

December 31, 2006	$43.57	$36.36

September 30, 2006	$39.51	$34.56

June 30, 2006	$42.90	$36.27

March 31, 2006	$41.72	$35.00

December 31, 2005	$38.89	$32.00

September 30, 2005	$38.26	$28.74

June 30, 2005	$37.31	$28.69

March 31, 2005	$39.87	$34.75
     The number of stockholders of record as of September 14, 2007 was approximately 866.

DIVIDEND POLICY
     We have not paid any cash dividends on our common stock since our formation. Our credit facility limits the amount of dividends that we may pay. Any future determinations to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, cash flows and other factors that the board of directors deems relevant.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock as stated in our Amended and Restated Certificate of Incorporation, as amended, consists of 60,000,000 shares of common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.01 per share. The following summary of our common stock and preferred stock is not complete and may not contain all of the information you should consider. This description is subject to and qualified in its entirety by provisions of our amended and restated certificate of incorporation, as amended, and amended and restated by-laws, as amended, which are incorporated by reference into this prospectus, and by applicable provisions of Delaware law.
     Common Stock
     As of September 14, 2007, there were approximately 26,291,549 shares of common stock outstanding and held of record by approximately 866 stockholders. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. However, the voting standard for the election of directors is a majority of votes cast in uncontested elections. A majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard is a plurality of the votes cast. Holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably the dividends, if any, as may be declared by our board of directors out of funds legally available therefor. If we are liquidated, dissolved or wound-up, holders of common stock are entitled to receive ratably our net assets available for distribution after the payment of, or adequate provision for, all of our debts and other liabilities, subject to prior and superior rights of the holders of preferred stock.
     Preferred Stock
     Our board of directors, without further stockholder authorization, is authorized to issue, from time to time, up to 15,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on our common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. In addition, because the board of directors has the power to establish the preferences, powers and rights of the shares of any of these series of preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of common stock, which could adversely affect the rights of holders of common stock.
     We have designated and issued three series of preferred stock. None of these shares are currently outstanding.
     Registration Rights
     Pursuant to registration rights granted to one of our executives under such executive’s employment agreement, such executive is entitled to demand that we register certain shares issuable to such executive under the Securities Act. These registration rights are subject to limitations and conditions. In general, we are required to indemnify the holder under described circumstances and to bear the expense of registrations, except for the selling stockholder’s portion of the underwriting discounts and commissions.

     In connection with the private placement of our 2.5% Contingent Convertible Subordinated Notes due 2008 (the “2008 notes”) on March 31, 2003, we entered into a customary registration rights agreement granting the holders of the 2008 notes the right to require us to register the 2008 notes and the shares of our common stock issuable upon conversion of the 2008 notes.
     In connection with the private placement of the notes and the concurrent private placement of the 2010 notes on June 11, 2007, we entered into customary registration rights agreements granting the holders of the notes and the 2010 notes the right to require us to register the shares of our common stock issuable upon conversion of the notes and the 2010 notes, respectively, but not the notes or the 2010 notes themselves.
     Delaware Anti-Takeover Law
     Section 203 of the Delaware General Corporation Law prohibits certain “business combination” transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:
•	the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholder’s meeting (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.
     Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.
     Transfer Agent and Registrar
     The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDERS
     The notes were originally issued by us to and immediately resold by Banc of America Securities LLC, J.P. Morgan Securities, Inc., Morgan Stanley & Co., Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., CIBC World Markets Corp., Goldman Sachs & Co., RBC Capital Markets Corporation, Canaccord Adams, First Albany Capital Inc. and Lazard Capital Markets LLC (collectively, the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. Selling stockholders, including their transferees, pledgees, donees and successors, may from time to time offer and sell pursuant to this prospectus and any accompanying prospectus supplement any or all of the shares of our common stock that we may issue upon the conversion of the notes.
     The table below sets forth the name of each selling stockholder and the number of shares of our common stock that would become beneficially owned by each selling stockholder should we issue our common stock that may be offered pursuant to this prospectus upon conversion of the notes. We have prepared the table below based on information provided to us by or on behalf of the selling stockholders on or prior to September 18, 2007. The selling stockholders may offer all, some or none of the shares of our common stock that we may issue upon the conversion of the notes. Accordingly, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon consummation of any of these sales. In addition, the selling stockholders identified below may have acquired, sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes and therefore the aggregate number of shares set forth in the table below may exceed the number of shares actually issuable upon conversion of the notes.
     The number of shares of our common stock issuable upon the conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling stockholder at the initial conversion rate of 15.3935 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, which rate is subject to adjustment upon the occurrence of certain events. Accordingly, the number of shares of our common stock issued upon the conversion of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the conversion of the notes.
     Based upon information provided by the selling stockholders, none of the selling stockholders or their affiliates has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.
     To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Commission, “underwriters” within the meaning of the Securities Act.
     Information about the selling stockholders may change over time. Any changed information will be set forth in supplements to this prospectus, if required.

	Principal	Number of
	Amount of	Shares		Number of
	Notes	Beneficially	Number of	Shares	Percentage
	Beneficially	Owned Prior	Shares	Beneficially	of Shares
	Owned Prior	to Offering	Being	Owned After	Outstanding
Name of Selling Stockholder	to Offering	(1)	Offered	Offering (2)	(2)(3)
ACE Tempest Reinsurance Ltd. (4)	1,130,000	17,394	17,394	—	*
Alexandra Global Master Fund LTD.	3,000,000	46,180	46,180	—	*
Alcon Laboratories (5)	378,000	5,818	5,818	—	*
Alpine Associates (6)	4,732,000	72,842	72,842	—	*
Alpine Associates II, L.P.	450,000	6,927	6,927	—	*
Alpine Partners L.P. (6)	690,000	10,621	10,621	—	*
Arkansas PERS (7)	620,000	9,543	9,543	—	*
Arlington County Employees Retirement System (4)	810,000	12,468	12,468	—	*
Attorneys Title Insurance Fund (7)	70,000	1,077	1,077	—	*
Boilermakers Blacksmith Pension Trust (7)	675,000	10,390	10,390	—	*
British Virgin Islands Social Security Board (5)	141,000	2,170	2,170	—	*
CC Arbitrage, LTD (8)	500,000	7,696	7,696	—	*
CALAMOS Market Neutral Income Fund — CALAMOS Investment Trust	7,000,000	107,754	107,754	—	*
Chrysler Corporation Master Retirement Trust (4)	5,025,000	77,352	77,352	—	*
Citadel Equity Fund, Ltd.	12,000,000	184,722	184,722	—	*
Citigroup Global Markets, Inc. (9)	7,250,000	111,602	111,602	—	*
CNH CA Master Account, L.P.	1,000,000	15,393	15,393	—	*
DellaCamera Capital Master Fund, LTD (10)	1,000,000	15,393	15,393	—	*
Delaware Public Employees Retirement System (4)	2,825,000	43,486	43,486	—	*
Delta Airlines Master Trust— CV (4)	760,000	11,699	11,699	—	*
Delta Pilots Disability & Survivorship Trust—CV (4)	595,000	9,159	9,159	—	*
Domestic & Foreign Missionary Society — DFMS (5)	71,000	1,092	1,092	—	*
F.M. Kirby Foundation, Inc. (4)	865,000	13,315	13,315	—	*
Fore Convertible Master Fund, Ltd.	5,000	76	76	—	*
FPL Group Employees Pension Plan (7)	335,000	5,156	5,156	—	*
Good Steward Trading Co, SPC, Class F	90,000	1,385	1,385	—	*
Grady Hospital (5)	104,000	1,600	1,600	—	*
Highbridge Convertible Arbitrage Master Fund LP	3,500,000	53,877	53,877	—	*
Highbridge International LLC	19,800,000	304,791	304,791	—	*

	Principal	Number of
	Amount of	Shares		Number of
	Notes	Beneficially	Number of	Shares	Percentage
	Beneficially	Owned Prior	Shares	Beneficially	of Shares
	Owned Prior	to Offering	Being	Owned After	Outstanding
Name of Selling Stockholder	to Offering	(1)	Offered	Offering (2)	(2)(3)
ICM Business Trust (11)	3,960,000	60,958	60,958	—	*
Independence Blue Cross (5)	573,000	8,820	8,820	—	*
International Truck & Engine Corporation Retiree Health Benefit Trust (4)	295,000	4,541	4,541	—	*
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust (4)	485,000	7,465	7,465	—	*
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust (4)	270,000	4,156	4,156	—	*
Ionic Capital Master Fund LTD (11)	7,040,000	108,370	108,370	—	*
Kamunting Street Master Fund, LTD	10,000,000	153,935	153,935	—	*
Microsoft Capital Group, L.P. (4)	495,000	7,619	7,619	—	*
National Railroad Retirement Investment (4)	2,705,000	41,639	41,639	—	*
Occidental Petroleum Corporation (5)	254,000	3,909	3,909	—	*
OCM Convertible Trust (4)	1,580,000	24,321	24,321	—	*
OCM Global Convertible Securities Fund (4)	630,000	9,697	9,697	—	*
Police & Fire Retirement System of the City of Detroit (5)	421,000	6,480	6,480	—	*
Polygon Global Opportunities Master Fund (12)	1,800,000	27,708	27,708	—	*
Pro-Mutual (5)	688,000	10,590	10,590	—	*
Qwest Occupational Health Trust (4)	335,000	5,156	5,156	—	*
Qwest Pension Trust (4)	2,100,000	32,326	32,326	—	*
RHP Master Fund, Ltd.	5,500,000	84,664	84,664	—	*
San Francisco City & County ERS (5)	858,000	13,207	13,207	—	*
Satellite Convertible Arbitrage Master Fund LLC	7,500,000	115,451	115,451	—	*
Silvercreek II Limited	4,500,000	69,270	69,270	—	*
Silvercreek Limited Partnership	6,500,000	100,057	100,057	—	*
The City University of New York (5)	109,000	1,677	1,677	—	*
The Northwestern Mutual Life Insurance Company (13)	5,000,000	76,967	76,967	—	*
Trust for the Defined Benefit Plans of ICI American Holdings, Inc. (4)	440,000	6,773	6,773	—	*

	Principal	Number of
	Amount of	Shares		Number of
	Notes	Beneficially	Number of	Shares	Percentage
	Beneficially	Owned Prior	Shares	Beneficially	of Shares
	Owned Prior	to Offering	Being	Owned After	Outstanding
Name of Selling Stockholder	to Offering	(1)	Offered	Offering (2)	(2)(3)
Trustmark Insurance Company (5)	270,000	4,156	4,156	—	*
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited	6,622,000	101,935	101,935	—	*
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited	378,000	5,818	5,818	—	*
UnumProvident Corporation (4)	830,000	12,776	12,776	—	*
Vanguard Convertible Securities Fund, Inc. (4)	8,205,000	126,303	126,303	—	*
Vicis Capital Master Fund	7,500,000	115,451	115,451	—	*
Virginia Retirement System (4)	5,045,000	77,660	77,660	—	*
Total (14)	168,309,000	2,590,833	2,590,833

*	Less than 1%.

(1)	Certain of the selling stockholders listed in this table may also own or be deemed to own shares of the Company’s common stock issuable upon conversion of the 2008 notes and/or the 2010 notes.

(2)	The beneficial ownership in this column assumes that the selling stockholder sells all of the shares offered by this prospectus that are beneficially owned by the selling stockholder and that prior to the sale of such shares the selling stockholder does not acquire additional shares or dispose of shares beneficially owned by the stockholder that are not being offered pursuant to this prospectus.

(3)	The percentage of outstanding shares is based on 26,291,549 shares of common stock outstanding as of September 14, 2007.

(4)	Oaktree Capital Management, L.P. is the investment manager of the selling stockholder. Oaktree Capital Management, L.P. has an affiliate that is a registered broker-dealer, OCM Investments, LLC. Oaktree Capital Management L.P. does not own any equity interest in the selling stockholder but has voting and dispositive power over the securities. Lawrence Keele is a principal of Oaktree Capital Management L.P. and is the portfolio manager for the selling stockholder. Mr. Keele, Oaktree Capital Management L.P. and all employees and members of Oaktree Capital Management L.P., disclaim beneficial ownership of the securities, except to the extent of their pecuniary interest therein.

(5)	Advent Capital Management is the investment manager of the selling securityholder.

(6)	The selling stockholder is a registered broker-dealer.

(7)	Froley Revy Investment Company, Inc. is the investment adviser for the selling stockholder. Alex Revy is a Portfolio Administrator for Froley Revy Investment Company, Inc.

(8)	A beneficial owner of the selling stockholder has a beneficial ownership interest in a number of broker-dealers. The selling stockholder has stated that none of the broker-dealers are participating in the offering and certifies that it bought the notes in the ordinary course of business, and that, at the time of its purchase of the notes, it did not have any agreements or understandings, direct or indirect, with any person to distribute such notes.

(9)	The selling stockholder is a registered broker-dealer and was an initial purchaser of the notes and the 2010 notes. The selling stockholder was a joint bookrunner for the offering of the notes and the 2010 notes.

(10)	The selling stockholder is an affiliate under common control with the following registered broker-dealers: DellaCamera Options Inc., an options trading firm and Solaris LP, an options trading firm. The selling stockholder has stated that it bought the notes in the ordinary course of business, and that, at the time of its purchase of the notes, it did not have any agreements or understandings, direct or indirect, with any person to distribute such notes.

(11)	Ionic Capital Partners LP is the investment adviser of the selling stockholder and has voting power and investment power over securities held by the selling stockholder. Ionic Capital Management LLC controls Ionic Capital Partners. Bart Baum, Adam Radosti and Daniel Stone collectively control Ionic Capital Management. Each of Ionic Capital Partners LP, Ionic Capital Management LLC, and Messrs. Baum, Radosti and Stone disclaims beneficial ownership of the securities held by the selling stockholder except to the extent of its or his pecuniary interest therein.

(12)	Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners HK Limited, Polygon Investments Ltd., Alexander Jackson, Reade Griffith and Paddy Dear share voting power and dispositive power over the notes and other securities held by the selling stockholder and disclaim beneficial ownership of such securities.

(13)	The selling stockholder is the beneficial owner of $1,400,000 principal amount of the Company’s 2008 notes. Northwestern Investment Management Company, LLC, a wholly owned company of the selling stockholder, is one of the investment advisers to the selling stockholder and has shared voting power and investment power with respect to the securities. Jerome R. Baier is a portfolio manager for Northwestern Investment Management Company, LLC. Mason Street Advisors, LLC, a wholly owned company of the selling stockholder, is an investment adviser with shared voting power and investment power over 624 shares of the Company’s common stock currently held by Northwestern Mutual Series Fund, Inc./Index 600 Stock Portfolio. The selling stockholder and its affiliates may, in the ordinary course of business, take part in transactions involving the real property of the Company or its affiliates. The selling stockholder has stated that it is affiliated with the following registered broker-dealers: Northwestern Mutual Investment Services, LLC; Russell Institutional Services; Russell Implementation Services, Inc.; Russell Fund Distributors, Inc.; and Todd Securities, L.L.C. The selling stockholder certifies that it bought the notes in the ordinary course of business, and that, at the time of its purchase of the notes, it did not have any agreements or understandings, direct or indirect, with any person to distribute such notes.

(14)	Additional selling stockholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the table above by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling stockholders will not be able to use this prospectus for resales until they are named in the table above by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus.

PLAN OF DISTRIBUTION
     The shares of our common stock offered by this prospectus are subject to restrictions under the Registration Rights Agreement dated as of June 11, 2007 among us, Banc of America Securities LLC, J.P. Morgan Securities, Inc. and Morgan Stanley & Co., Incorporated, as representatives of the initial purchasers of the notes. Subject to those restrictions, sales of shares of our common stock by the selling stockholders named in this prospectus may be made from time to time in one or more transactions, on the NASDAQ Global Select Market, in the over-the-counter market or any other exchange or quotation system on which shares of our common stock may be listed or quoted, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The shares may be offered directly to or through agents designated from time to time or to or through brokers or dealers, or through any combination of these methods of sale. The methods by which the shares may be sold include:
•	a block trade (which may involve crosses) in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resales by the broker or dealer for its own account pursuant to this prospectus;

•	exchange distributions or secondary distributions in accordance with the rules of the NASDAQ Global Select Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of any of the foregoing methods of sale; and

•	any other method permitted pursuant to applicable law.
     An agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares for whom such brokers or dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). A member firm of an exchange on which our common stock is traded may be engaged to act as a selling stockholder’s agent in the sale of shares by the selling stockholders.
     In connection with distributions of the shares of our common stock offered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with brokers or dealers or other financial institutions with respect to our common stock. In connection with these transactions, the brokers or dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. Such hedging transactions may require or permit the selling stockholders to deliver the shares to such brokers or dealers or other financial institutions to settle the hedging transactions. The selling stockholders may also sell our common stock short and deliver the shares to close out those short positions. If so required by applicable law, this prospectus, as amended or supplemented, may be used to effect:
•	the short sales of our common stock referred to above;

•	the sale or other disposition by the brokers or dealers or other financial institutions of any shares they receive pursuant to the hedging transactions referred to above; or

•	the delivery by the selling stockholders of shares to close out short positions.
     In addition, any shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
     The selling stockholders may transfer the shares to a transferee, pledgee, donee or successor. In those circumstances, the transferee, pledgee, donee or successor would become a selling stockholder under this prospectus only if identified in a prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus is a part prior to making an offer or sale under this prospectus.
     Each broker-dealer that receives our common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus in connection with any sale of our common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.
     The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of our common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to the particular common stock being distributed. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.
     The selling stockholders and any brokers, dealers, agents or others that participate with the selling stockholders in the distribution of the shares offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any underwriting discounts, commissions or fees received by such persons and any profit on the resale of the shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.
     We have agreed to indemnify the selling stockholders named herein against certain liabilities that they may incur in connection with the sale of the shares registered hereunder, including liabilities arising under the Securities Act, and to contribute to payments that the selling stockholders may be required to make with respect thereto. Agents, brokers and dealers may be entitled under agreements entered into by the selling stockholders or us to indemnification against certain civil liabilities, including liabilities under the Securities Act.
     There can be no assurance that the selling stockholders will sell any or all of the shares offered hereby.
     We will bear all expenses of registration of the shares offered by this prospectus, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. We estimate that the total expenses of this offering payable by us will be $81,379.

VALIDITY OF SECURITIES
     The validity of shares of our common stock to be offered by this prospectus has been passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in the Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
     We file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available over the Internet on the Commission’s Web site at www.sec.gov. You may also read and copy any documents that we file at the Public Reference Room maintained by the Commission at 100 F Street, N.E. in Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the Public Reference Room, including copy charges.
     Our common stock is quoted on the NASDAQ Global Select Market under the symbol “IART,” and our Commission filings can also be read at the following address:
NASDAQ Operations
1735 K Street, N.W.
Washington, D.C. 20006
     Information about us is also available on our Web site at http://www.integra-ls.com. Information on our Web site is not incorporated by reference herein and our Web address is included as an inactive textual reference only.
     We are incorporating by reference in this prospectus the information we file with the Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. Statements contained or deemed to be incorporated by reference in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to a document incorporated or deemed to be incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.
     We are incorporating by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the shares of our common stock offered under this prospectus are sold:
•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and March 31, 2007;

•	Our Current Reports on Form 8-K filed on September 7, 2007, September 7, 2007 (however, we do not incorporate by reference the information set forth under and incorporated in Item 7.01, Regulation FD Disclosure), September 6, 2007, August 7, 2007 (however, we do not incorporate by reference the information set forth under and incorporated in Item 7.01, Regulation FD Disclosure), July 13, 2007, June 12, 2007, June 6, 2007, June 6, 2007, June 5, 2007, May 10, 2007, March 28, 2007, March 21, 2007, and February 27, 2007;

•	Our Proxy Statement filed on April 16, 2007 for the 2007 Annual Meeting of Stockholders; and

•	The description of our common stock contained in our Registration Statement on Form 10/A, File No. 0-26224, originally filed with the Commission on July 27, 1995 under Section 12(g) of the Securities Exchange Act of 1934, including all amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:
Integra LifeSciences Holdings Corporation
Investor Relations Department
311 Enterprise Drive
Plainsboro, New Jersey 08536
Telephone: (609) 936-2491
     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of these documents.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The expenses of this offering (all of which are to be paid by the Registrant) are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$3,879
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	20,000
Printing Expenses	2,500
Miscellaneous	5,000

TOTAL	$81,379

Item 15. Indemnification of Directors and Officers
     Section 145 of the Delaware General Corporation Law (the “DGCL”) empowers us to, and Section 6.01 of our Amended and Restated By-Laws, as amended, provides that we will, indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that such person is or was one of our directors or officers, or is or was serving while one of our directors or officers at our request as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding to the full extent permissible under Delaware law.
     Any person claiming indemnification within the scope of Section 6.01 of our Amended and Restated By-Laws, as amended, is entitled to advances from us for payment of the expenses of defending actions against such person in the manner and to the full extent permissible under Delaware law.
     Subject to Section 102(b)(7) of the DGCL, our Amended and Restated Certificate of Incorporation, as amended, eliminates certain liability of our directors for breach of their fiduciary duty as directors. Article Seventh of our Amended and Restated Certificate of Incorporation, as amended, provides that neither we nor our stockholders may recover monetary damages from our directors for breach of fiduciary duties as directors except to the extent that Section 102(b)(7) (or any successor provision) of the DGCL, as amended from time, expressly provides that the liability of a director may not be eliminated or limited. Under the DGCL, liability of a director may not be limited (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (4) for any transaction from which the director derives an improper personal benefit.
     The indemnification provided for by Article 6 of our Amended and Restated By-Laws, as amended, is in the nature of a contract between us and each such director or officer. No amendment or repeal of any provision of Article 6 of our Amended and Restated By-Laws, as amended, will alter, to the detriment of such director or officer, the right of such person to the advancement of expenses or indemnification related to a claim based on an act or failure to act which took place prior to such amendment, repeal or termination.

     The indemnification and advancement of expenses provided by Article 6 of our Amended and Restated By-Laws, as amended, is not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any insurance or other agreement, vote of shareholders or disinterested directors or otherwise, both as to actions in their official capacity and as to actions in another capacity while holding an office, and will continue as to a person who has ceased to be a director or officer and will inure to the benefit of the heirs, executors and administrators of such person.
     We have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent or is or was serving at our request as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against such liability under the provisions of our Amended and Restated By-Laws, as amended.
     We currently have in effect officers and directors liability insurance policies. These policies cover our directors and officers for liability resulting from any breach of duty, neglect, error, misstatement, misleading statement or act committed in their capacities as directors and/or officers of Integra, subject to certain exclusions. We carry a total of $40 million in aggregate annual policy limits, which is comprised of $25 million of coverage for our directors, officers and Integra, $10 million of coverage for our directors and officers for non-indemnifiable loss and $5 million of coverage for our outside directors for non-indemnifiable loss. A $250,000 retention applies to indemnifiable claims and a $500,000 retention applies to securityholder claims. No retention is applicable to claims which are not indemnifiable by Integra.
Item 16. Exhibits
Exhibits:

Exhibit No.		Description

4.1	(a)
Amended and Restated Certificate of Incorporation of Integra LifeSciences Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005).

4.1	(b)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Integra LifeSciences Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.1	(c)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Integra LifeSciences Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004).

4.2
Amended and Restated By-laws of Integra LifeSciences Holdings Corporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on November 3, 2006).

4.3		Specimen Common Stock Certificate.

4.4
Registration Rights Agreement, dated as of June 11, 2007, by and among Integra LifeSciences Holdings Corporation and Banc of America Securities LLC, J.P. Morgan Securities, Inc. and Morgan Stanley & Co., Incorporated, as representatives of the initial purchasers (incorporated by reference to Exhibit 4.6 to the Registrant’s Current Report on Form 8-K filed on June 12, 2007).

Exhibit No.	Description

5.1	Opinion of Willkie Farr & Gallagher LLP.

23.1	Consent of Willkie Farr & Gallagher LLP (included in its opinion filed as Exhibit 5.1).

23.2	Consent of Pricewaterhouse Coopers LLP.

24.1	Powers of Attorney (included on the signature pages hereto).
Item 17. Undertakings
(a)	The undersigned Registrant hereby undertakes:
     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);
          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that the undertakings set forth in paragraphs (a)(i), (a)(ii) and (a)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;
     (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
     (4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          (i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement;

          (ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and
     (5) that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainsboro, the State of New Jersey, on the 19th day of September, 2007.

INTEGRA LIFESCIENCES HOLDINGS CORPORATION
By:	/s/ Stuart M. Essig
Stuart M. Essig
President and Chief Executive Officer

POWER OF ATTORNEY
     The undersigned officers and directors of Integra LifeSciences Holdings Corporation hereby severally constitute and appoint Stuart M. Essig and Richard D. Gorelick, and each of them, attorneys-in-fact for the undersigned, in any and all capacities, with the power of substitution, to sign any amendments to this Registration Statement (including post-effective amendments) and any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all interests and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue thereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of September, 2007.

Signature	Title

/s/ Stuart M. Essig
Stuart M. Essig	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Richard E. Caruso
Richard E. Caruso	Chairman of the Board

/s/ John B. Henneman, III
John B. Henneman, III	Executive Vice President, Chief Administrative Officer and acting Chief Financial Officer (Principal Financial Officer)

/s/ Jerry Corbin
Jerry Corbin	Vice President and Corporate Controller (Principal Accounting Officer)

Signature	Title

/s/ Thomas J. Baltimore, Jr.
Thomas J. Baltimore, Jr.	Director

/s/ Keith Bradley
Keith Bradley	Director

/s/ Neal Moszkowski
Neal Moszkowski	Director

/s/ Christian S. Schade
Christian S. Schade	Director

/s/ James M. Sullivan
James M. Sullivan	Director

/s/ Anne M. VanLent
Anne M. VanLent	Director

EXHIBIT INDEX

Exhibit No.		Description

4.1	(a)
Amended and Restated Certificate of Incorporation of Integra LifeSciences Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005).

4.1	(b)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Integra LifeSciences Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998).

4.1	(c)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Integra LifeSciences Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004).

4.2
Amended and Restated By-laws of Integra LifeSciences Holdings Corporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on November 3, 2006).

4.3		Specimen Common Stock Certificate.

4.4
Registration Rights Agreement, dated as of June 11, 2007, by and among Integra LifeSciences Holdings Corporation and Banc of America Securities LLC, J.P. Morgan Securities, Inc. and Morgan Stanley & Co., Incorporated, as representatives of the initial purchasers (incorporated by reference to Exhibit 4.6 to the Registrant’s Current Report on Form 8-K filed on June 12, 2007).

5.1		Opinion of Willkie Farr & Gallagher LLP.

23.1		Consent of Willkie Farr & Gallagher LLP (included in its opinion filed as Exhibit 5.1).

23.2		Consent of Pricewaterhouse Coopers LLP.

24.1		Powers of Attorney (included on the signature pages hereto).